                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 5)

                              BET Holdings, Inc.
                               (Name of Issuer)

                Class A Common Stock, par value $.02 per share
                        (Title of Class of Securities)

                                  086585-10-6
                                (CUSIP Number)

Stephen M. Brett, Esq.       Frederick H. McGrath, Esq.     Howard V. Sinclair, Esq.
Senior Vice President        Baker & Botts, L.L.P.          Arent, Fox, Kintner,
and General Counsel          599 Lexington Avenue           Plotkin & Kahn
Tele-Communications, Inc.    New York, New York 10022-6030  1050 Connecticut Avenue, N.W.
5619 DTC Parkway             (212) 705-5000                 Washington, D.C. 20036-5339
Englewood, CO  80111                                        (202) 857-6000
(303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 15, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE:  THIS STATEMENT CONSTITUTES AMENDMENT NO. 5 OF THE REPORTING GROUP
        SCHEDULE 13D AND ALSO CONSTITUTES AMENDMENT NO. 11 OF A REPORT ON
        SCHEDULE 13D OF ROBERT L. JOHNSON AND AMENDMENT NO. 6 OF A REPORT ON
        SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

CUSIP No. 086585-10-6

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Robert L. Johnson

     (2)  Check the Appropriate Box if a Member of a Group
                                                     (a) [X]
                                                     (b) [_]

     (3)  SEC Use Only

     (4)  Source of Funds
                          BK, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

     (6)  Citizenship or Place of Organization

                          United States

     Number of       (7)  Sole Voting Power         0 shares
      Shares
    Beneficially     (8)  Shared Voting Power       10,669,303 shares*
     Owned by
      Each           (9)  Sole Dispositive Power    0 shares
     Reporting
      Person        (10)  Shared Dispositive Power  10,669,303 shares*
      With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,303 shares*

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [_]

     (13) Percent of Class Represented by Amount in Row (11)
                    62.8%
          Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 92.0% of the voting power of the Company.

     (14) Type of Reporting Person (See Instructions)
                    IN

____________________
* Includes 110,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                              Page 2 of 9 Pages

CUSIP No. 086585-10-6

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157

     (2)  Check the Appropriate Box if a Member of a Group
                                                       (a)  [X]
                                                       (b)  [_]
     (3)  SEC Use Only

     (4)  Source of Funds

                      BK, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

     (6)  Citizenship or Place of Organization

                      Delaware

  Number of      (7)  Sole Voting Power         0 shares
  Shares
  Beneficially   (8)  Shared Voting Power       10,669,303 shares*
  Owned by
  Each           (9)  Sole Dispositive Power    0 shares
  Reporting
  Person        (10)  Shared Dispositive Power  10,669,303 shares*
  With


     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,669,303 shares*

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares [_]


     (13)  Percent of Class Represented by Amount in Row (11)
                      62.8%
           Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 92.0% of the voting power of the Company.

     (14)  Type of Reporting Person (See Instructions)
                      CO

____________________
* Includes 110,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 3 of 9 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                               ROBERT L. JOHNSON

                                      and

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                               BET HOLDINGS INC.

          This Report on Schedule 13D relates to the Class A common stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by the Reporting Group (as defined below) on September 16, 1997 as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Reporting Group Schedule 13D") is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 5 to the Reporting Group Schedule 13D. The Report on
Schedule 13D originally filed by Robert L. Johnson ("Johnson") on November 12, 1991, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Johnson Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 11 to the Johnson Schedule 13D. In addition, the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 6 to the TCI Schedule 13D. Johnson and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Class A Stock and are collectively referred to as the "Reporting Group." The Johnson Schedule 13D, the TCI Schedule 13D, and the Reporting Group Schedule 13D, are collectively referred to as the "Schedule 13D." Capitalized terms not otherwise defined herein have the respective meanings ascribed thereto in the Reporting Group Schedule 13D.

                               Page 4 of 9 Pages

          The summary description contained in this Report of the Commitment Letter (as defined) is qualified in its entirety by reference to the complete text of such document filed as an exhibit hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The information set forth in Item 3 of the Johnson Schedule 13D, the TCI Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          In accordance with the terms of the Merger Agreement, on May 15, 1998, BTV Acquisition Corporation (the "Buyer"), a corporation wholly owned by Robert
L. Johnson and Liberty Media Corporation ("Liberty"), delivered to the Company a commitment letter dated May 15, 1998, as amended as of May 20, 1998 (collectively, the "Commitment Letter"). Pursuant to the Commitment Letter, but subject to the conditions set forth therein, (i) The Bank of New York (the "Bank") has agreed to act as administrative agent (in such capacity, the "Agent") for a proposed senior secured revolving credit and term loan facilities aggregating up to $625,000,000 (collectively, the "Facilities") for the purpose of providing the Financing for the Merger, (ii) The Bank of New York Company, Inc. ("BNYCO") has agreed to participate up to the full amount in the Facilities and (iii) BNY Capital Markets, Inc. ("BNY Capital Markets" and together with BNYCO and the Bank, the "BNY Group") has agreed to act as the sole arranger of the Facilities and to syndicate the Facilities. The BNY Group and the Buyer currently expect that the BNY Group will syndicate a portion of the Facilities to other banks or financial institutions (the "Lenders"). The proceeds of the Facilities will be used (i) to pay the Merger Consideration, (ii) to pay expenses of the Merger, (iii) for general corporate purposes, including the repurchase of employee-owned stock options, and (iv) to refinance certain existing indebtedness of the Company, Black Entertainment Television, Inc., a wholly owned subsidiary of the Company ("BET"), the Buyer and certain principals of the Buyer. The BNY Group's obligations under the Commitment Letter are subject to (i) the negotiation and execution of a definitive credit agreement in respect of the Facilities (the "Credit Agreement") and related documents that are satisfactory in form and substance to the BNY Group and the Buyer, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, assets, properties, prospects, operations, performance or current capital structure of the Buyer, the Company, BET, BET Satellite Services, Inc. or any of the direct or indirect subsidiaries of the Company from that described to the BNY Group in the information previously delivered to the BNY Group, (iii) verification by the BNY Group of the information previously provided to the BNY Group, (iv) the satisfaction of the BNY Group with certain due diligence matters concerning the Merger and the Buyer, the Company, BET, BET Satellite Services, Inc. and the direct and indirect subsidiaries of the Company and such aspects of their business that the BNY Group chooses to investigate,
(v) the absence of any change or proposed change in law that could materially and adversely affect the Facilities, the Merger or the economic consequences

                               Page 5 of 9 Pages
thereof, and (vi) the absence of any material adverse change in the financial markets and in the market for senior debt financing.

     The Commitment Letter contemplates that the definitive Credit Agreement will contain terms and conditions which are customary in transactions of this type, including, without limitation, the following:

          Borrower.  The initial borrower under the Facilities will be the
          --------
Buyer. Upon the consummation of the Merger, the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), will become the obligor under the Credit Agreement. Immediately following the Merger, BET will replace and assume all of the obligations and liabilities of the Surviving Corporation under the Credit Agreement. The obligor under the Credit Agreement at any particular time is referred to as the "Borrower."

          Interest Rate.  Amounts outstanding under the Facilities will bear
          -------------
interest, at the option of the Borrower, at a rate per annum equal to either:
(i) the London interbank offered rate (adjusted for actual reserves) ("LIBOR") or (ii) the Alternate Base Rate, in each case, plus the Applicable Margin. The "Alternate Base Rate" or "ABR" is defined as the greater of (x) the Bank's prime commercial lending rate as publicly announced from time to time, and (y) 0.50% plus the federal funds rate (as published by the Federal Reserve Bank of New York).

          The Applicable Margin with respect to ABR loans and LIBOR loans will be based upon the Total Leverage Ratio, which is defined as the ratio of (i) total debt of the Company and its subsidiaries on a consolidated basis (including capitalized leases) to (ii) EBITDA (as defined).

          Term.  Borrowings under the Facilities will be amortized, and
          ----
commitments with respect to drawings under the Facilities will be correspondingly reduced, over the eight year term of the Facilities in accordance with an agreed schedule.

          Guarantors.  All of the Borrower's obligations under the Facilities
          ----------
will be fully and unconditionally guaranteed by the Company, BET Satellite Services, Inc. and all of the direct and indirect wholly owned subsidiaries of the Borrower at closing and in the future (collectively, the "Guarantors") .

          Security.  The Facilities will be secured by a first priority security
          --------
interest in (i) all of the stock of the Borrower and its subsidiaries and (ii) all intercompany notes owed to the Borrower and the Guarantors.

          Conditions.  The obligations of the Lenders under the Credit Agreement
          ----------
to provide the initial advances pursuant to the Facilities will be subject to usual and customary conditions for credit facilities of that size, type and purpose, including, without limitation, the following: (i) no material adverse change in the financial condition, operations, business or prospects of the Borrower or the Guarantors, individually or taken as a whole, since January 31, 1998; (ii) delivery by the Borrower and

                            Page of 6 of 9 Pages
the Guarantors of such financial statements and other information as the Agent shall require, all of which shall be in all respects reasonably satisfactory to the Agent; (iii) no material undisclosed liabilities (contingent or otherwise) including, without limitation, pension liabilities, post-retirement healthcare benefits and litigation; (iv) absence of material litigation; (v) receipt of financial projections reasonably satisfactory to the Agent in all respects; (vi) consummation of the Merger in a manner satisfactory to the Agent and its counsel; and (vii) cancellation of, and repayment of all obligations under, the Company's existing credit facility with the Bank.

          Covenants and Events of Default.  The Credit Agreement will contain
          -------------------------------
affirmative and negative covenants and events of default, in each case which are customary for credit facilities that size, type and purpose. Such affirmative and negative covenants will, among other matters, limit certain activities of the Borrower and require it to satisfy certain ongoing financial requirements. Such events of default will include, among other matters, an event of default upon a change in control (as defined) of the Company following the Merger.

          Expiration.  The obligations of the BNY Group under the Commitment
          ----------
Letter will expire and terminate automatically if loan documentation satisfactory in form and substance to the BNY Group, the Company and their respective counsel is not executed on or before September 30, 1998.

ITEM 4.   PURPOSE OF TRANSACTION

          The information set forth in Item 4 of the Johnson Schedule 13D, the TCI Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          On May 6, 1998, the Federal Trade Commission informed the Company and TCI that their request had been granted for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the proposed Merger.

          The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

9. Composite Copy of Financing Commitment Letter, dated May 15, 1998, as amended May 20, 1998.

                              Page 7 of 9 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    May 22, 1998


                               /s/ Robert L. Johnson
                              _________________________________
                              Robert L. Johnson

                              TELE-COMMUNICATIONS, INC.

                                  /s/ Stephen M. Brett
                              By:______________________________
                                 Name:  Stephen M. Brett
                                 Title: Executive Vice President
                                        and General Counsel

                              Page 8 of 9 Pages

                                 EXHIBIT INDEX


                                                                    Seq. Pg. No.

1.   Joint Filing Agreement between Robert L. Johnson and Tele-
     Communications, Inc. regarding joint filing of Schedule 13D.*

2. Letter, dated September 10, 1997, from Robert L. Johnson and Liberty Media Corporation to the Board of Directors of the Company.*

3.   Letter, dated September 19, 1997, from Robert L. Johnson and
     Liberty Media Corporation to Delano E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company.*

4.   Letter Agreement between Robert L. Johnson and Liberty Media
     Corporation.*

5.   Press Release of the Company, dated January 23, 1998.*

6. Letter, dated March 13, 1998, from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to BTV Acquisition Corporation and Liberty Media Corporation.*

7.   Press Release of Robert L. Johnson and Liberty Media Corporation.*

8.   Letter Agreement, dated March 15, 1998, between Robert L.
     Johnson and Liberty Media Corporation.*

9. Composite Copy of Financing Commitment Letter, dated May 15, 1998, as amended May 20, 1998.

* Previously filed.

                              Page 9 of 9 Pages